Company Contact:	Investor Relations Contact:
Email: investors@geruigroup.com	CCG Investor Relations
Website: www.geruigroup.com	Mr. Athan Dounis
Phone: 1-646-213-1916
Email: athan.dounis@ccgir.com

FOR IMMEDIATE RELEASE

China Gerui Advanced Materials Invites Analysts and Investors to
Attend Ribbon Cutting Ceremony for New Production Facility

ZHENGZHOU, China – June 7, 2011 – China Gerui Advanced Materials Group Limited (NASDAQ: CHOP) ("China Gerui," or the "Company"), a leading high precision, cold-rolled steel producer in China, today announced it will be holding a ribbon cutting ceremony in Zhengzhou, China on Wednesday, June 29, 2011, to celebrate the completion and official operation of its new production facility.

The new production facility includes Phase I of the Company’s expansion plan – two cold-rolled, wide-strip steel production lines with 150,000 tons of total annual capacity which started normal operations in June 2011 and one new chromium plating line capable of processing 200,000 tons of cold-rolled steel per annum which started normal operations in March 2011.

Mr. Mingwang Lu, Chairman and Chief Executive Officer, stated, “We believe the completion of Phase I of our capacity expansion project is a significant milestone in the Company’s expansion plan.  Phase II of our expansion plan involves the construction of a third cold-rolled wide strip steel production line with 100,000 tons of capacity by the end of 2011.  We look forward to having interested analysts and investors view our new facility firsthand.  For those unable to attend, we plan to post video clips and pictures of the new facility on our corporate website right after the ribbon-cutting ceremony.”

The Company expects the event to be attended by local government officials, Company management and staff, media, and other local dignitaries and invited guests.   The Company welcomes investors and analysts to attend this event.  Interested parties should contact Vivian Chen at +1 (646) 701-7445 or vivian.chen@ccgir.com for additional information.

About China Gerui Advanced Materials Group Limited

China Gerui Advanced Materials Group Limited is a leading niche and high value-added steel processing company in China. The Company produces high-end, high-precision, ultra-thin, high- strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui's products are not standardized commodity products. Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company sells its products to domestic Chinese customers in a diverse range of industries, including the food packaging, telecommunication, electrical appliance, and construction materials industries. For more information, please visit http://www.geruigroup.com.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2010 and otherwise in our SEC reports and filings, including the final prospectus for our offering.  Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

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